Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

RG Interview Final - 5 June

What:	Q&A with Rijkman Groenink
Where:	Posted on the Group intranet site
When:	5 June 2007

Interview with Rijkman Groenink on recent developments

Managing Board Chairman Rijkman Groenink sits down to answer a few questions on recent developments.

We're sitting down for an interview, but you mentioned in your last all-staff message that you're limited in what information you can share with staff …
Yes, that is still the case. It can be frustrating sometimes, because I believe that staff have a right to information, and it's my tendency to want to be as open and straightforward as possible. It's just a simple fact that legal constraints mean I can't inform staff of things that are not yet in the public domain. But of course I will try to address these questions honestly and openly. And I'm sure that the bank's lawyers will look at this transcript later and make sure I'm not saying anything I'm not supposed to!

So we now have two proposed offers on the table. Which one is better?
It's too early for us to make a judgement on this. We are looking closely at the consortium's proposed offer and figuring out what the implications would be for the Group, our shareholders, employees and all other stakeholders.

What does it mean that the consortium's proposed offer is conditional?
Their proposed offer is conditional on LaSalle – that the Dutch Supreme Court upholds the Enterprise Court's ruling that the sale of LaSalle to Bank of America must be approved by our shareholders; and that our shareholders then reject the sale to Bank of America at an Extraordinary General Meeting of Shareholders.

Has the consortium been understanding of our legal obligations?
Yes, as a matter of fact. Fred Goodwin, CEO of Royal Bank of Scotland, made very clear in the press conference regarding the proposed offer that he understands the legal constraints on our ability to hold discussions on the potential sale of ABN AMRO as a whole.

There is a lot of technical legal language in this situation. Can you summarise what exactly the merger protocol with Barclays and the contract with Bank of America prohibit us from doing?
Our contract with the Bank of America for the sale of LaSalle says that after the go-shop period (which ended at midnight on 6 May), we're not allowed to have discussions with any other parties about the possible sale of LaSalle. The 'merger protocol' with Barclays says that although we can ask other parties that are potentially interested in buying ABN AMRO for more information, we are not allowed to facilitate or encourage another bid or enter into negotiations.

You've said before that ABN AMRO has had periodic contact with most European banks over the past years. Do you have a friendship with any of the heads of the banks involved and how have these circumstances affected them?
I wouldn't say that I have a 'friendship' with any of the gentlemen involved, but of course I have had friendly professional contact with them over the course of my tenure as Chairman. That professionalism has been, and is being, maintained throughout this process. Of course the contact has been easier and more ‘natural’

RG Interview Final - 5 June

with some, but I think that is part of life. But again, professionalism and the bank's interests have always been the main focus of these contacts.

What about timing? When will we finally know what is going to happen with the Group?
Unfortunately the uncertainty we find ourselves in is likely to continue over the coming months, as there are still several steps ahead. The LaSalle situation needs to be resolved for the consortium to firm up its offer. We expect a ruling from the Supreme Court at the end of June/beginning of July. We are currently in the process of deciding what the best moment is to decide on the timing, the agenda and the procedures for an Extraordinary General Meeting of Shareholders (EGM). If the consortium continues with the proposed offer, an additional next step will include a Fortis EGM, which is required because they need approval for their proposed equity issue, and any potential EGMs held by the other consortium banks. The specific timing of these events is unknown, but most are expected to take place between the end of June and the end of August.

Some have said that the formation of the Supervisory Board's Transaction Committee is a signal of declining faith in the Managing Board. Is that the case?
Not at all. The three Supervisory Board members on the committee, Arthur Martinez, André Olijslager and Rob van den Bergh, were already designated with responsibility for preparing the Supervisory Board's decision-making. Now that we have two proposed offers on the table, we've decided to intensify the contact between the committee and Managing Board. The committee will help facilitate this entire process and liaise with us on the Managing Board, key staff and advisers on all matters regarding the recommended offer by Barclays and the proposed offer by the consortium. I think we are doing everything we can to ensure that the whole process is as open as possible. The formation of the Transaction Committee, in the framework of transparency and good corporate governance, is part of this objective.

It seems that the media often targets you when talking about ABN AMRO's situation. Do you take this personally?
I don’t take this personally, because I know that this is part of my position as Chairman. But I have to admit that it can be discouraging sometimes to read negative things about myself and, more importantly, about the bank in the press knowing that we are honestly doing our best to ensure the best possible future for the bank, our clients, our employees and other stakeholders. I try not to let it affect me by focusing on the positive feedback I receive from colleagues and peers.

How is all this uncertainty affecting 'business as usual'?
That's the great thing: I continue to see good work being done and deals being made in all areas of the Group. I'm so impressed with the way we're not letting uncertainty affect our focus or service to clients. Staff have definitely made me proud and reinforced my belief that we've got such good people on our team.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

RG Interview Final - 5 June

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.